Imperial Oil Limited 240 – 4 Avenue SW PO Box 2480, Station M Calgary, AB T2P 4H4	S.R. Carleton Controller	Tel: (403) 237-3825 Fax: (403) 237-2127

April 26, 2010

Mr. John Lucas

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

U.S.A

Dear Mr. Lucas:

SEC Letter to Imperial Oil Limited dated April 21 – File No. 000-12014

As follow-up to my telephone conversation with you today, April 26, 2010, in which I requested an extension for Imperial Oil Limited to respond to the questions in your letter of April 21, I am confirming our agreed submission date of no later than May 26, 2010. We will endeavor to provide a response earlier if possible.

Given differences in Canadian and U.S. rules for proxy disclosures, we believe it prudent that the response to your queries appropriately considers both regulatory requirements. The extension will also enable Imperial to adequately prepare and review the responses to your questions with management, auditors, legal counsel, and our Board.

Thank you.

Yours truly,

/s/ Sean Carleton